Exhibit 99.1

News Release

February 14, 2019

TELUS reports strong fourth quarter results,

announces 2019 consolidated financial targets

Fourth quarter consolidated revenue and EBITDA growth of 6.3 and 4.3 per cent, respectively

Strong customer growth, including 164,000 new postpaid wireless, Internet and TV customer additions, reflecting our consistent broadband network leadership and customer service excellence; strongest fourth quarter result in four years

Postpaid wireless net additions of 112,000, combined with industry-leading wireless postpaid churn of 0.91 per cent

Strong Internet and TV customer growth of 52,000; best fourth quarter result in five years

Targeting 2019 consolidated revenue and EBITDA growth of up to 5 and 6 per cent respectively

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the fourth quarter of 2018. For the quarter, consolidated operating revenue of $3.8 billion increased by 6.3 per cent over the same period a year ago. This growth was driven by higher wireless network revenue and wireline data services revenue growth, as well as higher wireless equipment revenue. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 1.1 per cent to $1.2 billion due to higher revenue growth and higher wireless equipment margins. This growth was partly offset by increased costs to support our growing customer base and incremental employee benefits expense due to recent business acquisitions. Adjusted EBITDA was up 4.3 per cent when excluding restructuring and other costs from both periods, as well as the MTS net recovery and non-recurring losses and equity losses related to real estate joint ventures in the fourth quarter of 2017.

“TELUS delivered strong fourth quarter operational and financial results, concluding another year of robust customer growth, while achieving our annual revenue and EBITDA growth targets for the eighth consecutive year”, said Darren Entwistle, President and CEO. “This continued performance is bolstered by the unwavering dedication of our TELUS team to execute on our longstanding strategy, despite a highly competitive environment. Moreover, our team’s unparalleled commitment to providing exceptional customer experiences contributed materially to TELUS achieving our fifth consecutive year of industry-leading wireless churn below one per cent.”

Mr. Entwistle added, “A key differentiator for our organisation is our leadership in network excellence. In January, Ookla once again recognized TELUS as having the fastest mobile network in Canada for the second half of 2018. TELUS continues to be ranked amongst the best on a global basis, as further evidenced by Ookla’s global speed index in December, which named Canada as having the third fastest network in the world. Impressively, Canada distinctly outperformed many developed countries, including the United States as well as historical leaders in Asia, such as South Korea and Singapore. These acknowledgements build on the consistent network accolades TELUS has earned from J.D. Power, PCMag, OpenSignal, as well as Ookla, over the past two years, and reinforce the superiority of our networks and the value of our capital investments in broadband technologies.”

Mr. Entwistle further commented, “Through the success of our broadband technology investments, in combination with our culture of putting our customers first, we have demonstrated our ability to consistently drive profitable growth. Our proven strategy, gives us confidence in our 2019 targets announced today, including revenue growth up to 5 per cent and EBITDA growth up to 6 per cent. Without question, it is the unparalleled execution by our talented team that enables our shareholder-friendly initiatives, notably our multi-year dividend growth programme, which is now in its ninth year. In 2018, we returned more than $1.2 billion to shareholders, building on the more than $16 billion TELUS has returned to shareholders since 2004, representing over $27 per share. Consistent with the 7 per cent dividend growth achieved in 2018 and 2017, and following six consecutive prior years of circa 10 per cent annual dividend growth, we continue to target an additional seven to 10 per cent increase in 2019.”

Doug French, TELUS’ Executive Vice-president and Chief Financial Officer, said, “TELUS’ fourth quarter results build on the consistent financial and operational results we delivered throughout 2018, and our operating momentum places our team in a position of strength as we enter 2019. As planned, our net debt to EBITDA ratio progressively moved towards the upper-end of our guideline and finished the year at 2.54-times, on the back of EBITDA growth of nearly five per cent. This solid growth reflects our strong asset mix focused on wireless and data, and the consistent execution of our long-term focused growth strategy, combined with an unrelenting focus on cost efficiency.”

Mr. French added, “For 2018, we delivered healthy free cash flow growth of 24 per cent, reflecting solid EBITDA growth and lower capital expenditures as planned. In 2019, we expect to generate robust free cash flow driven by continued profitable customer growth and lower capital expenditures before spectrum of $2.85 billion, despite an increase to cash taxes due to a one-time catch-up payment. Importantly, cash taxes are expected to decline to a lower level in 2020. Overall, our strong balance sheet positions us well as we look to continue investing in our world-leading advanced broadband network, further extending our leadership position and supporting our planned participation in the upcoming 600 MHz spectrum auction.”

In wireless, external revenue increased by 5.4 per cent, reflecting network and equipment revenue growth of 1.8 per cent and 19 per cent respectively. Network revenue growth was driven by continued customer growth and a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. This was partly offset by declining chargeable data usage and the competitive environment putting pressure on base rate plan prices including larger data buckets.

In wireline, external revenue increased by 7.5 per cent driven by data services revenue growth of 13 per cent, reflecting increased Internet and enhanced data service revenues from higher revenue per customer and continued high-speed Internet subscriber growth, higher customer care and business services (CCBS) revenues due primarily to increased business volumes from business acquisitions and organic growth, increased TELUS Health revenues driven partially by business acquisitions, revenues from our home and business security service offerings and increased TELUS TV revenues from subscriber growth.

In the quarter, we added 164,000 new wireless postpaid, high-speed Internet and TELUS TV customers, up 8,000 or 5.1 per cent over the same quarter a year ago. The higher net additions included 112,000 wireless postpaid net additions, 28,000 high-speed Internet subscribers and 24,000 TELUS TV customers. Our total wireless subscriber base of 9.2 million is up 3.6 per cent from a year ago, reflecting a 4.2 per cent increase in our postpaid subscriber base to 8.3 million, while our prepaid base of 924,000 remained relatively stable. Our high-speed Internet connections of 1.9 million are up 6.6 per cent over the last twelve months, while our TELUS TV subscriber base stands at 1.1 million.

For the quarter, net income of $368 million increased by 4.0 per cent over the same period a year ago as EBITDA growth was partly offset by higher depreciation and amortization due to growth in our asset base, resulting in part from business acquisitions as well as increased financing costs. Basic earnings per share (EPS) of $0.60 rose by 1.7 per cent over the same period last year. Adjusted net income of $409 million increased by 3.3 per cent over the same period a year ago, while adjusted basic EPS of $0.69 rose by 4.5 per cent.

Free cash flow for the quarter of $122 million decreased by 55.5 per cent over the same period a year ago as EBITDA growth was offset by higher wireless acquisition and retention costs, as well as increased share-

based compensation and higher cash taxes, both of which were higher due to timing. The higher acquisition and retention costs reflect more attractive handset promotion offers during the competitive holiday selling season while in the same period a year ago subscriber loading was driven by an attractive Bring Your Own Device promotion. For the year, free cash flow of $1.2 billion increased by 24 per cent on higher EBITDA and lower capital expenditures as planned.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ millions, except per share amounts	Three months ended December 31		Per cent
(unaudited)	2018	2017(1)	change
Operating revenues	3,764	3,541	6.3
Operating expenses before depreciation and amortization	2,529	2,318	9.1
EBITDA(2)	1,235	1,223	1.1
Adjusted EBITDA(2)(3)	1,310	1,258	4.3
Net income	368	354	4.0
Adjusted net income(4)	409	396	3.3
Net income attributable to common shares	357	353	1.1
Basic EPS	0.60	0.59	1.7
Adjusted basic EPS(4)	0.69	0.66	4.5
Capital expenditures (excluding spectrum licences)	711	739	(3.8)
Free cash flow(5)	122	274	(55.5)
Total subscriber connections(6) (thousands)	13,434	13,050	2.9

(1)             Our results for 2017 have been adjusted to reflect the retrospective application of IFRS 15 and IFRS 9, which were adopted January 1, 2018.

(2)             EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. We issue guidance on and report EBITDA because it is a key measure used to evaluate performance. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release.

(3)             Adjusted EBITDA for the fourth quarters of 2018 and 2017 excludes restructuring and other costs of $75 million and $54 million respectively, as well as the following items in the fourth quarter of 2017: the MTS net recovery of $21 million as well as non-recurring losses and equity losses of $2 million related to real estate joint ventures.

(4)             Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), restructuring and other costs, income tax-related adjustments, the MTS net recovery and non-recurring losses and equity losses related to real estate joint ventures. For further analysis of adjusted net income and adjusted basic EPS, see ‘Non-GAAP and other financial measures’ in this news release.

(5)             Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release.

(6)             The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product. Fourth quarter 2018 opening postpaid and total subscribers, as well as associated fourth quarter 2018 operating statistics (ARPU, ABPU, and churn) have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018.

Fourth Quarter 2018 Operating Highlights

TELUS wireless

•                  External operating revenue increased by $111 million or 5.4 per cent driven by higher network and equipment revenues.

•                  Wireless network revenues increased by $27 million or 1.8 per cent year-over-year to $1.5 billion. This growth was driven by continued subscriber growth and a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. These factors were partly offset by declining chargeable data usage and the competitive environment putting pressure on base rate plan price increases including larger data buckets.

•                  Wireless equipment and other service revenue increased by $102 million or 19 per cent mainly due to more higher-value smartphones in the sales mix of gross additions and retention units, growth in revenue per handset, as well as higher volume of new postpaid contracts.

•                  Average billing per user per month (ABPU) of $66.80 declined by 0.7 per cent due to lower chargeable data usage and competitive pressures on base rate plan pricing, offsetting growth from customers selecting plans with larger data buckets, the introduction of our Platinum rate plans and more higher-value smartphones in the sales mix of gross additions and retention units.

•                  Postpaid churn rate of 0.91 per cent declined by 8 basis points over the same period a year ago due to our focus on customers first initiatives, retention programs and our leading network quality and in the prior period, incremental deactivations from heightened competitive and promotional activity. This marks the twenty-first out of the past twenty-two quarters postpaid churn has been below 1 per cent.

•                  Wireless postpaid net additions of 112,000 decreased by 9,000 over the same period a year ago driven by lower gross additions due to the non-recurrence of an attractive holiday rate plan offer, which stimulated significant customer traffic in the prior year, partly offset by lower customer churn. Prepaid net losses of 6,000 improved by 17,000 over the same period a year ago, due to higher gross additions from successful promotions and lower churn.

•                  EBITDA of $830 million increased by $19 million or 2.4 per cent, while Adjusted EBITDA of $852 million increased by $40 million or 5.0 per cent over last year, reflecting higher equipment margins and network revenue growth driven by a larger customer base, partly offset by higher administrative costs and increased customer support costs due to growth in the subscriber base and increased network operating expenses.

•                  Wireless capital expenditures increased by $20 million or 8.6 per cent over the same period a year ago due to increased infrastructure initiatives.

TELUS wireline

•                  External operating revenue increased by $112 million or 7.5 per cent to $1.6 billion. This growth was driven by higher data services revenue growth.

•                  Data services revenues increased by $136 million or 12.8 per cent, reflecting increased Internet and enhanced data service revenues resulting from higher revenue per customer, as well as an increase in our high-speed Internet subscriber base, and higher CCBS revenues due to growth in business volumes including from business acquisitions and recovery of organic growth. Additionally, increased TELUS Health revenues driven partially by growth from business acquisitions, revenues from our home and business security service offerings and increased TELUS TV revenues resulting from subscriber growth also supported data services revenue growth.

•                  High-speed Internet net additions of 28,000 increased by 7,000 over the same quarter a year ago due to increased customer demand for and availability of our high-speed broadband services, including fibre to the premises, as well as improved churn reflecting our focus on executing customers first initiatives and retention programs.

•                  TELUS TV net additions of 24,000 increased by 10,000 over the same quarter a year ago due to a lower customer churn rate from stronger retention efforts and higher gross additions from our diverse product offerings.

•                  Residential network access line (NAL) losses of 13,000 improved slightly by 1,000 over the same quarter a year ago. Residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, partially offset by the success of our stronger retention efforts.

•                  Wireline EBITDA of $405 million decreased by $7 million or 1.2 per cent, while Adjusted EBITDA increased by $12 million or 3.1 per cent due to growth in Internet and TELUS Health margins, as well as an increased contribution from our CCBS business aided by business acquisitions, and an increase in other services and equipment margin.

•                  Wireline capital expenditures decreased by $48 million or 9.5 per cent over the same period a year ago, which is aligned with our broadband build plan, partially offset by increased investments in businesses we have acquired. At the end of 2018, approximately 1.89 million premises, or 61 per cent of our high-speed broadband footprint of more than 3.1 million premises, were covered by TELUS PureFibre. This is an increase of approximately 450,000 PureFibre premises over 2017.

TELUS sets 2019 consolidated financial targets

TELUS’ consolidated financial targets for 2019 reflect continued growth in data services across wireless and wireline, supported by our strategic investments in advanced broadband technologies and our leading network, a team member culture of delivering customer service excellence, and ongoing focus on operational effectiveness. TELUS’ 2019 financial targets are supportive of the Company’s multi-year dividend growth program first announced in May 2011, under which TELUS has since delivered 16 dividend increases.

In 2019, TELUS plans to continue generating positive subscriber growth in its key growth segments, including wireless, high-speed Internet and TELUS TV. Increasing customer demand for reliable access and fast data services is expected to support continued customer growth. TELUS International and TELUS Health are also expected to contribute to TELUS’ growth profile.

Our 2019 targets reflect the January 1, 2019 implementation of IFRS 16, Leases (IFRS 16), which is non-cash impacting. Financial results for 2018 will not be restated for the new accounting standard, however, when reflecting the adoption of IFRS 16, 2018 adjusted EBITDA would have increased by approximately $230 million, with a similar impact anticipated for 2019. As adoption of new accounting standards are non-cash impacting, our free cash flow definition will be adjusted to remove the non-cash increase to EBITDA as a result of the implementation of IFRS 16, similar to our adjustment for IFRS 15 which also had no impact to cash flow, and ensure a consistent and reliable focus on free cash flow generation to support our dividend growth program.

	2019 Targets as reported (1)	2019 Targets applying IFRS 16 to both periods(1)
Consolidated
Revenues(2)	3 to 5 per cent	3 to 5 per cent

Adjusted EBITDA(1)(3)	8 to 10 per cent	4 to 6 per cent

Basic earnings per share	2 to 10 per cent	2 to 10 per cent

Capital expenditures(4)	Approximately $2.85 billion	Approximately $2.85 billion

(1)         2019 targets reflect the non-cash impacting January 1, 2019 implementation of IFRS 16, Leases. While financial results for 2018 will not be restated for the new non-cash accounting standard, our 2018 adjusted EBITDA of $5.250 billion would have been higher by approximately $230 million to $5.480 billion when applying the non-cash application of IFRS 16. When applying the non-cash IFRS 16 impact to 2018, our 2019 adjusted EBITDA target represents growth of 4 to 6 per cent as referenced in the table above. See Note 2, accounting policy developments, in our annual Financial Statements for more information.

(2)         The 2019 revenue growth target of 3 to 5 per cent is calculated over an Operating revenues of $14.197 billion for 2018, which excludes non-recurring equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden from our reported 2018 Operating revenues of $14.386 billion. On a reported basis, our 2019 revenue target represents growth of 2 to 4 per cent.

(3)         Adjusted EBITDA for all periods excludes the following: restructuring and other costs, and net gains and equity income or net losses and equity losses related to real estate joint venture developments. In 2019, total restructuring and others costs are expected to be approximately $100 million, as compared to $317 million in 2018, which also included our donation commitment of $118 million to the TELUS Friendly Future Foundation.

(4)         Capital expenditure targets and results exclude expenditures for spectrum licences.

The preceding disclosure respecting TELUS’ 2019 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2018 annual Management’s discussion and analysis filed on the date hereof on SEDAR, especially Section 10 entitled ‘Risks and Risk Management’ thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 entitled ‘TELUS assumptions for 2019’ in the 2018 annual Management’s discussion and analysis.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.545 per share on the issued and outstanding Common Shares of the Company payable on April 1, 2019 to holders of record at the close of business on March 11, 2019.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of more than $1.8 billion in taxes in 2018 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $24 billion in these taxes.

•                  Disbursing spectrum renewal fees of over $50 million to Innovation, Science and Economic Development Canada in 2018. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $29 billion.

•                  Investing approximately $2.9 billion in capital expenditures primarily in communities across Canada in 2018 and approximately $38 billion since 2000.

•                  Spending $8.4 billion in total operating expenses in 2018, including goods and service purchased of approximately $6.2 billion. Since 2000, we have spent $115 billion and $77 billion respectively in these areas.

•                  Generating a total team member payroll of $2.7 billion in 2018, including payroll taxes of $129 million. Since 2000, total team member payroll totals $45 billion.

•                  Returning $1.2 billion in dividends through four quarterly dividend payments declared in 2018 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $16 billion to shareholders through our dividend and share purchase programs, including $11.1 billion in dividends, representing over $27 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s review of operations, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2018 and 2019 targets conference call is scheduled for Thursday, February 14, 2019 at 11:30am ET (8:30am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on February 14 until March 15, 2019 at 1-855-201-2300. Please use reference number 1241661# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, capital expenditure targets, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Our general outlook and assumptions for 2019 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2018 annual Management’s discussion and analysis (MD&A). Our key assumptions for 2019 include the following:

•                  Slightly slower rate of economic growth in Canada in 2019, estimated to be 2.0% (2.1% in 2018). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in B.C. will be 2.3% in 2019 (2.2% in 2018), and that economic growth in Alberta will be 2.1% in 2019 (2.2% in 2018).

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  Continued increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from improvements in subscriber loading with continued competitive pressure on blended ARPU.

•                  Continued pressure on wireless acquisition and retention expenses, dependent on gross loading and customer renewal volumes, competitive intensity and customer preferences.

•                  Continued growth in wireline data revenue, reflecting an increase in high-speed Internet and TELUS TV subscribers, speed upgrades, rate plans with larger data usage and expansion of our broadband infrastructure, as well as growth in customer care and business services, healthcare solutions, and home and business security offerings.

•                  Continued erosion of wireline voice revenue, resulting from technological substitution and greater use of inclusive long distance.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Employee defined benefit pension plans: Pension plan expense of approximately $79 million recorded in Employee benefits expense; a rate of 3.90% for discounting the obligation and a rate of 4.00% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $52 million.

•                  Restructuring and other costs of approximately $100 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with business acquisitions.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.7 to 27.3% and cash income tax payments of approximately $600 million to $680 million (2018 — $197 million).

•                  Further investments in broadband infrastructure as we have reached 61% of our broadband footprint at December 31, 2018, including fibre-optic network expansion and 4G LTE capacity and upgrades, as well as investments in network and systems resiliency and reliability.

•                  Participation in the ISED wireless spectrum auction for 600 MHz spectrum band, currently expected in March 2019.

•                  Stabilization in the average Canadian dollar: U.S. dollar exchange rate (U.S. 77 cents in 2018).

•                  Continued deployment of access-agnostic technology in our network.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, such as: the potential of government intervention to further increase wireless competition and any new regulatory requirements as a result of the CRTC’s planned review to be commenced in 2019 of the wholesale wireless regulatory framework; the potential for government intervention concerning the CRTC’s decision on lower-cost data-only plans; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws, and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the impact of the CRTC’s wireline wholesale services review, with a review of rates and configurations for wholesale access currently in progress for TELUS; the CRTC’s forthcoming report on the retail practices of Canada’s large telecommunications carriers, as directed by the Governor in Council; the Competition Bureau’s market study on competition in broadband services; the CRTC’s phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the CRTC’s review of the price cap and local forbearance regimes; the CRTC’s proceeding to create a mandatory code of conduct to address the clarity and content of contracts for retail fixed Internet access and related issues; broadcasting-related issues, such as: the CRTC’s implementation of new initiatives discussed in its May 2018 report “Harnessing Change: The Future of Programming Distribution in Canada”; the federal government’s review of the Broadcasting Act, Telecommunications Act and Radiocommunication Act as announced on June 5, 2018; the review of the Copyright Act, which began in early 2018; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale and transfer of spectrum licences, and the amount of spectrum TELUS is able to acquire and its cost under the Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band auction, as well as cost and availability of spectrum in the 3500 MHz and mmWave bands; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the provinces of Canada in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security, and Internet of Things (IoT) services for Internet-connected devices; wireline voice and data competition including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber unit per month (ABPU), average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances as well as technology development and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ABPU and ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED) including the 600 MHz spectrum auction scheduled to take place in March 2019 which will result in increased expenditures. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; and real estate joint venture risks.

•                  Data protection including risks that malfunctions or unlawful acts could result in the unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization.

•                  Implementation of large enterprise deals, which may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, our ability to refinance our maturing debt, our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and fluctuations in foreign exchange rates of the currencies in the regions in which we operate, and the impact of tariffs on trade between Canada and the U.S. as well as global implications of a trade conflict between the U.S. and China.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2018 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2019 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate redevelopment partnerships, gains on the exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments and asset retirements related to restructuring activities.

Reconciliation of adjusted Net income

	Three months ended December 31
C$ and in millions	2018	2017	Change
Net income attributable to Common Shares	357	353	4
Add back (deduct):
Restructuring and other costs, after income taxes	55	40	15
(Favourable) unfavourable income tax-related adjustments	(3)	24	(27)
Non-recurring losses and equity losses related to real estate joint ventures, after income taxes	—	1	(1)
MTS net recovery, after income taxes	—	(22)	22
Adjusted Net income	409	396	13

Reconciliation of adjusted basic EPS

	Three months ended December 31
C$, per share amounts	2018	2017	Change
Basic EPS	0.60	0.59	0.01
Add back (deduct):
Restructuring and other costs, after income taxes, per share	0.09	0.07	0.02
Unfavourable income tax-related adjustments, per share	—	0.04	(0.04)
MTS net recovery, after income taxes	—	(0.04)	0.04
Adjusted basic EPS	0.69	0.66	0.03

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

Reconciliation of Adjusted EBITDA

	Three months ended December 31
C$ and in millions	2018	2017
Net income	368	354
Financing costs	159	144
Income taxes	122	161
Depreciation	428	414
Amortization of intangible assets	158	150
EBITDA	1,235	1,223
Add back restructuring and other costs included in EBITDA	75	54
Add back non-recurring losses and equity losses related to real estate joint ventures	—	2
Deduct MTS net recovery	—	(21)
Adjusted EBITDA	1,310	1,258

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Calculation of free cash flow

	Three months ended December 31
C$ and in millions	2018	2017
EBITDA	1,235	1,223
Deduct non-cash gains from the sale of property, plant and equipment	(30)	(4)
Restructuring and other costs, net of disbursements	33	43
Add back non-recurring losses and equity losses related to real estate joint ventures	—	2
Effects of contract asset, acquisition and fulfilment (IFRS 15)	(169)	(100)
Other items:
Share-based compensation, net	(81)	(44)
Net employee defined benefit plans expense	22	21
Employer contributions to employee defined benefit plans	(9)	(15)
Interest paid	(130)	(126)
Interest received	2	5
Capital expenditures (excluding spectrum licences)	(711)	(739)
Free cash flow before income taxes	162	266
(Income taxes paid, net of refunds received) income tax refunds received, net of income taxes paid	(40)	8
Free cash flow	122	274

Our method of calculating Free cash flow has been revised to reflect the discretionary nature of the donation to the TELUS Friendly Future Foundation that fundamentally transformed our operating model in respect of philanthropic giving.

About TELUS

TELUS (TSX: T, NYSE: TU) is one of Canada’s largest telecommunications companies, with $14.4 billion of annual revenue and 13.4 million subscriber connections, including 9.2 million wireless subscribers, 1.9 million high-speed Internet subscribers, 1.2 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home and business security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $650 million to charitable and not-for-profit organizations and volunteered more than 1.21 million days of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and five International boards have led the Company’s support of grassroots charities and have contributed $72 million in support of 7,000 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations	Investor Relations:
Francois Gaboury	Darrell Rae
(438) 862-5136	(604) 695-4314
Francois.Gaboury@telus.com	ir@telus.com